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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      0-9065

                          NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     38114510 1

  (Check One): ( ) Form 10-K  ( ) Form 20-F  ( )  Form 11-K
               (x) Form 10-Q  ( ) Form N-SAR ( )

For Period Ended:   May 31, 1997
                  ---------------------
(  )     Transition Report on Form 10-K
(  )     Transition Report on Form 20-F
(  )     Transition Report on Form 11-K
(  )     Transition Report on Form 10-Q
(  )     Transition Report on Form N-SAR
For the Transition Period Ended:
                                 -----------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
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Full Name of Registrant


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Former Name if Applicable

710 14th Street
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Address of Principal Executive Office (Street and Number)

Golden, Colorado  80401
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City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(x)    (a)      The reasons  described in reasonable detail  in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)    (b)      The subject  annual report, semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )    (c)      The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 7, 1997, the Registrant completed the sale of its assets related to its business of manufacturing and distributing Iodine- 123 capsules for a total purchase price of $6,700,000. As a result the Registrant is unable to timely complete the information required for the presentation of its Quarterly Report on Form 10-QSB for the quarter ended May 31, 1997.





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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Glen H. Weaver                 (714)                   754-5800
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          (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               (x) Yes ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               (x) Yes ( ) No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          Golden Pharmaceuticals, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date July 15, 1997                         By /s/ Glen H. Weaver
     --------------------                     ----------------------------------
                                              Glen H. Weaver,
                                              Vice President, Finance
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





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PART IV - OTHER INFORMATION

3. The Registrant believes that there will be a significant change in the results of operations from the corresponding period for the last fiscal year, however, a reasonable estimate of the results cannot be made at this time.